Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

October 5, 2006
Our ref. No. PI 089

The U.S. Securities and Ex[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corp
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Amendment to Press Release "Mitsubishi Corporation to Commence Tender Offer for Kohjin Shares"**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

10/25

Translation of report filed with the Tokyo Stock Exchange on October 5, 2006

Amendment to Press Release "Mitsubishi Corporation to Commence Tender Offer for Kohjin Shares"

Mitsubishi Corporation (MC) today announced an amendment to a press release titled "Mitsubishi Corporation to Commence Tender Offer for Kohjin Shares" dated September 15, 2006. Details are as follows.

1. Reason for amendment

MC has made changes and additions to further clarify the section of the press release related to the method for calculating the tender offer's purchase price. There are no changes to the conditions of the tender offer.

2. Amended section

Amendments have been made to "II. Outline of tender offer, 5. Calculation method for purchase price." (Amended parts have been underlined).

(Before amendment)

The purchase price of 180 yen Translation of report filed with the Tokyo Stock Exchange on was determined based on an overall consideration of the results of a detailed third-party assessment of the average value (Using comparisons of similar companies and the discounted cash flow (DCF) method) of the shares of the Target Company based on its financial position and asset holdings determined by a process of due diligence by the third party.

Although escalating raw material and fuel prices and market fluctuations have shaped a continued difficult business climate in the current fiscal year, the average value of the Target Company's shares was positively evaluated based on the premise of the company's ability to generate comparatively stable cash flows due to its specialized proprietary technology and advanced manufacturing expertise.

In the comparison of similar companies method, the financial indicators, such as stock

price and profitability, of several listed companies that also manufacture and sell biochemicals, fine chemicals, films, and specialty papers with net sales of a similar size to the Target Company were used to assess an average share value.

With the DCF method, in addition to the previously mentioned business conditions, the present value of expected future cash flows was calculated using a specific discount rate taking into account various assumptions, such as capital investment requirements.

Because the Target Company's stock is not listed and there are presently no examples of appropriate trading prices, calculations have not been based on actual trades.

(After amendment)

The purchase price of ¥180 was determined based on an overall consideration of the results of a detailed third-party assessment of the average value (Using comparisons of similar companies and the discounted cash flow (DCF) method) of the shares of the Target Company based on its financial position and asset holdings determined by a process of due diligence by the third party.

Although escalating raw material and fuel prices and market fluctuations have shaped a continued difficult business climate in the current fiscal year, the average value of the Target Company's shares was positively evaluated through procedures used by the third party explained below based on the premise of the company's ability to generate comparatively stable cash flows due to its specialized proprietary technology and advanced manufacturing expertise. This evaluation also took into account reasons for setting a discounted purchase price such as low share liquidity due to the Target Company's unlisted status.

1) In the comparison of similar companies method, the financial indicators, such as stock price and profitability, of several listed companies that also manufacture and sell biochemicals, fine chemicals, films, and specialty papers with net sales of a similar size to the Target Company were used to assess an average share value. Using this method, the theoretical per-share value of the shares was estimated to be between 176 yen and

231 yen.

2) With the DCF method, in addition to the previously mentioned business conditions, the present value of expected future cash flows was calculated using a specific discount rate taking into account various assumptions, such as capital investment requirements. Using this method, the theoretical per-share value of the shares was estimated to be between 155 yen and 270 yen.

Because the Target Company's stock is not listed and there are presently no examples of appropriate trading prices, calculations have not been based on actual trades.

Additionally, because the Target Company holds significant idle fixed assets, calculations have not been based on the fair value of net assets due to the difficulty in appropriately reflecting net assets in the value of the business.

MC, after comparing the above two share-valuation methods, has decided that the purchase price should be set with greater emphasis on the comparison of similar companies method, while also referring to the estimated share value calculated using the DCF method. Although MC recognizes the Target Company's potential to generate comparatively stable cash flows due to its specialized proprietary technology and advanced manufacturing expertise, after taking into account the extent of anticipated changes in the Target Company's operating environment, namely escalating raw material and fuel prices and market fluctuations, MC believes that there are considerable uncertainties in formulating earnings forecasts based on the feasibility of generating these cash flows. Consequently, emphasizing the DCF method in calculating the purchase price would present certain difficulties.

As a result, MC has determined a purchase price of ¥180 within the per-share value range of between 176 and 231 estimated using the comparison of similar companies method, based on an overall consideration of the results of a detailed third-party assessment of the Target Company's financial position and asset holdings determined by a process of due diligence by the third party, the Target Company's contingent liabilities including business environment-related risk and other factors, MC's own investment

criteria, and the feasibility of the tender offer.

As stated in its Financial Report for the period ended March 2006 (102nd business term), the Target Company reported net income per share of 23.25 and net assets per share of 308.46. The tender offer purchase price equates to approximately 7.7 times and around 58.4% of these per-share figures, respectively.

# # #